Filed by Cincinnati Bell Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

Subject Company: Hawaiian Telcom Holdco, Inc.
Commission File No.: 001-34686

The following email was sent to all Cincinnati Bell employees by the President and Chief Executive Officer of Cincinnati Bell Leigh R. Fox on July 10, 2017:

Cincinnati Bell this morning transformed itself into a national company with global reach as we announced definitive agreements to merge with Hawaiian Telcom and acquire OnX Enterprise Solutions.

This is a historic day for Cincinnati Bell, and represents a key inflection point in our ongoing evolution into a fiber-based technology company.

At our Town Hall Meeting in May, we announced that Cincinnati Bell would be formally organized into two distinct but complementary Businesses: Network Communications and IT Services. At that time, I shared our plan to invest heavily in both Businesses and pursue growth through organic and inorganic methods.

Today’s news demonstrates the company’s commitment to this two-pronged strategy. In one stroke, we have created two $1 billion-plus companies in a financially responsible manner that gives us a tremendous runway for growth.

Hawaiian Telcom and OnX Enterprise Solutions are outstanding, innovative companies that will help Cincinnati Bell capitalize on the demand for fiber and strategic IT services across the United States and beyond. Both companies share our culture and values, and I view them as partners that will allow the combined entity to deliver innovative products to our customers, opportunities for our employees and value to our shareholders.

Hawaiian Telcom

The merger with Hawaiian Telcom gives us access to a well-developed, fiber-rich market in Honolulu and to the growing neighbor islands, which aligns with our Network Communications Business strategy to invest strategically in fiber. Hawaiian Telcom, which has covered approximately 67 percent of its operating area with fiber, also provides Cincinnati Bell direct access to Trans-Pacific fiber cable capacity linking Asia and the United States, and exposure to large, data-hungry demographics on both sides of the Pacific Ocean.

As 5G becomes imminent, having additional scale in fiber will provide us with the resources needed to invest and stay ahead of the curve in our industry. In fact, Cincinnati Bell will be one of the best-positioned companies in the United States to meet business and consumer high-speed Internet demand.

Hawaiian Telcom has about 1,300 employees. We expect this transaction will close in the second half of 2018, after which we will be appointing two Hawaiian Telcom directors to Cincinnati Bell’s Board of Directors.

OnX Enterprise Solutions

The acquisition of OnX Enterprise Solutions brings added scale, service offerings, and customer diversification to our IT Solutions Business, supporting our transformation to a Hybrid IT provider. OnX Enterprise Solutions has headquarters in New York City and Toronto, and supports more than 2,000 customers across North America and the U.K., including several Fortune 500 companies. This acquisition will allow CBTS to access new customers, and provide additional solutions to existing customers that already depend on our cloud, security and infrastructure services.

OnX Enterprise Solutions operates four wholly-owned data centers and 40 colocation centers internationally. We expect this transaction will close by the beginning of Q4 2017.

Since I am unable to deliver this message personally, I wanted to share my thoughts on what this announcement means for you and the company:

[INSERT Video Interview link]
(You must be on the network to view the video)

I understand that you will have many questions as we move forward, and we will regularly update you on our progress in the weeks and months ahead. As always, we must organize our company to most efficiently meet the needs of our customers.

In the meantime, please take a moment to reflect on today’s news and on our journey together.

During the last four years alone, we:

●	Sold the wireless business.
●	Spun out and successfully monetized our Cyrus One stake.
●	Strengthened the balance sheet.
●	Invested in fiber to position the company for growth.
●	Reinvigorated the culture through our Values (Humility, Being Inclusive, and Integrity), and our Fundamentals (Simplicity, Collaboration, and Speed.)

Now it’s time to leverage our collective expertise, grow with two powerful new partners, and Think Big. There are undoubtedly tough challenges ahead, but for the first time in many years we are on offense. We’ve earned this opportunity, and I am very proud to be part of this company.

Thanks for everything you do on behalf of Cincinnati Bell.

Leigh Fox
President and Chief Executive Officer

NO OFFER OR SOLICITATION

This communication is neither an offer to sell, nor a solicitation of an offer to buy any securities, the solicitation of any vote or approval in any jurisdiction pursuant to or in connection with the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

The proposed transaction involving Cincinnati Bell and Hawaiian Telcom will be submitted to Hawaiian Telcom’s stockholders for their consideration. In connection with the proposed transaction involving Cincinnati Bell and Hawaiian Telcom, Cincinnati Bell intends to file with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 (the “Registration Statement”), which will include a prospectus with respect to Cincinnati Bell’s common shares to be issued in the proposed transaction and a proxy statement for Hawaiian Telcom’s stockholders (the “Proxy Statement”) and Hawaiian will mail the Proxy Statement to its stockholders and file other documents regarding the proposed transaction with the SEC.  SECURITY HOLDERS ARE URGED AND ADVISED TO READ ALL RELEVANT MATERIALS FILED WITH THE SEC, INCLUDING THE REGISTRATION STATEMENT AND THE PROXY STATEMENT, CAREFULLY WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND RELATED MATTERS. The Registration Statement, the Proxy Statement and other relevant materials (when they become available) and any other documents filed or furnished by Cincinnati Bell or Hawaiian Telcom with the SEC may be obtained free of charge at the SEC’s web site at www.sec.gov. In addition, security holders will be able to obtain free copies of the Registration Statement and the Proxy Statement from Cincinnati Bell by going to its investor relations page on its corporate web site at www.cincinnatibell.com and from Hawaiian Telcom by going to its investor relations page on its corporate web site at www.hawaiiantel.com.

PARTICIPANTS IN THE SOLICITATION

Cincinnati Bell, Hawaiian Telcom, their respective directors and certain of their respective executive officers and employees may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction involving Cincinnati Bell and Hawaiian Telcom. Information about Cincinnati Bell’s directors and executive officers is set forth in its definitive proxy statement for its 2017 Annual Meeting of Shareholders, which was filed with the SEC on March 24, 2017 and information about Hawaiian Telcom’s directors and executive officers is set forth in its definitive proxy statement for its 2017 Annual Meeting of Stockholders, which was filed with the SEC on March 14, 2017. These documents are available free of charge from the sources indicated above, and from Cincinnati Bell by going to its investor relations page on its corporate web site at www.cincinnatibell.com and from Hawaiian Telcom by going to its investor relations page on its corporate web site at www.hawaiiantel.com. Additional information regarding the interests of participants in the solicitation of proxies in connection with the proposed transaction will be included in the Registration Statement, the Proxy Statement and other relevant materials Cincinnati Bell and Hawaiian Telcom intend to file with the SEC.